Exhibit 99.38

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 44

HudBay Updates Drilling on Copper-Gold Zone at the Lalor Deposit

Conference call to discuss results today at 5:30 p.m. ET

TORONTO, ONTARIO–(Marketwire - Dec. 17, 2009) - HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) today announced additional drill results as an update to its September 22, 2009 announcement of the discovery of a Copper-Gold zone at its 100% owned Lalor deposit near its Snow Lake concentrator in the Flin Flon Greenstone Belt.

Notable results intersected in the Copper-Gold zone included DUB263W05, which assayed 9.62 g/t Au, 29.01 g/t Ag, 6.46% Cu, and 0.40% Zn over 30.94 meters from 1261.68 to 1292.62 meters and in drill hole DUB263W03, which assayed 11.75 g/t Au, 35.36 g/t Ag, 5.89% Cu and 0.43% Zn over 32.78 meters from 1253.36 to 1288.14 meters. Please refer to the map entitled “Lalor Cu-Au Zone – Plan View”, available on HudBay’s web site and at http://media3.marketwire.com/docs/hudbaylalor.pdf for drill hole intersection locations (the “Drill Plan Map”).

The Copper-Gold intersection in hole DUB263W05 intersected the 30.94 meters of mineralization approximately 21 meters down plunge to the north from the previously disclosed DUB263W02 (the “Discovery Hole”) (13.35 g/t Au, 27.98 g/t Ag, 5.33% Cu and 0.35% Zn over 34.54 meters from 1253.08 to 1287.62 meters). The intended target for this hole was 50 meters down plunge to the north.

The Copper-Gold intersection in hole DUB263W03 was a metallurgical wedge cut located approximately two meters away from the Discovery Hole. In addition to this wedge cut, HudBay has completed six of the nine holes announced in the company’s October 8, 2009 news release, including DUB246DPN, DUB249DPN, DUB263W04, DUB263W05, DUB265, and DUB266. Previously completed holes have also had assay results returned, including DUB252, DUB252W02 and DUB263W01.

“We are encouraged by these drill results which demonstrate that the Copper-Gold zone remains open down plunge and we will continue exploration to further define the zone,” said W. Warren Holmes, HudBay’s executive vice chairman. “A mining contractor has been selected, crews have been mobilized and ramp development is underway with the aims of providing an advanced exploration platform and pre-development opportunities.”

The narrow widths and/or low grade results from assays on drill holes DUB252W02, DUB252 and DUB263W01 as shown in Table 1 suggest they define the Copper-Gold zone eastern margin. Drill hole DUB263W04 was intended to test 50 meters down plunge of the Discovery Hole. However, it did not reach its intended target. Assays are pending on this hole and HudBay’s management believes it would also limit the extent of the eastern boundary due to the absence of significant visual copper mineralization. Evaluation of gold content is pending assay results.

Hole DUB265 was intended to intersect the Copper-Gold zone at 150 meters down plunge of the Discovery Hole to the north. This hole did not intersect its intended target and drifted to the east. While assays remain pending, no notable visual copper mineralization was observed. However, a Crone borehole electro-magnetic survey taken from DUB265 indicates a strong off-hole conductor approximately 50 to 60 meters to the west, coincident with the original target.

Deflecting the diamond drill hole wedge cuts away from the parent diamond drill hole using directional drilling technology has proven to be successful at Lalor; however at depths greater than 1,000 meters, accurately intersecting proposed targets is more difficult.

The western boundary of the Copper-Gold zone is not as well defined as the east. A narrow zone intersected in DUB249DPN suggests a western limit to the zone. Assay results are pending from DUB246DPN; however no notable copper mineralization was observed. Evaluation of gold content is pending assay results. DUB189, which was previously released on March 3, 2008, may represent a limit of possible extension to the west in the northern portion of the favorable target area as shown on the Drill Plan Map. A Crone borehole electro-magnetic survey is scheduled for this hole to help guide the drilling program.

HudBay currently has two drills operating on the Copper-Gold zone targeting the favorable target area. One drill is targeting the continuity of mineralization between DUB252W01 and the Discovery Hole. The other drill is targeting the down plunge extension of the mineralization 150 meters to the north of the Discovery Hole. Pending the results of this drilling future targets will be assessed. The exploration down plunge to the north and the evaluation of the possibility of other lenses associated with the Copper-Gold zone remain exploration priorities.

Table 1: New Drill Results From Copper-Gold Zone Exploration

HOLE	From meters	To meters	Core Length meters(1,2)	Au g/t	Ag g/t	Cu%	Zn%
DUB249DPN	1226.20	1227.00	0.80	2.40	18.88	0.91	0.02

DUB252	1138.60	1139.35	0.75	6.41	13.81	0.11	0.09
and
DUB252	1175.09	1175.29	0.20	152.43	170.40	7.89	0.54

DUB263W03	1255.36	1288.14	32.78	11.75	35.36	5.89	0.43
includes
	1267.24	1278.82	11.58	24.30	82.78	11.08	0.87
	1270.00	1271.00	1.00	110.67	79.00	11.36	0.73

DUB263W05	1261.68	1292.62	30.94	9.62	29.01	6.46	0.40

DUB252W02	Assays complete – No Notable Mineralization

DUB263W01	Assays complete – No Notable Mineralization

DUB246DPN	Assays Pending – No Notable Copper Mineralization

DUB263W04	Assays Pending – No Notable Copper Mineralization

DUB265	Assays Pending – No Notable Copper Mineralization

DUB266	Assays Pending – No Notable Copper Mineralization

(1)	Lengths are core lengths and not true thicknesses.
(2)	Intersection assays are a composite of assays calculated from interval weighted assays over the intersection length

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News Release 2009-44: HudBay Updates Drilling on Copper-Gold Zone at the Lalor Deposit

Table 2: Coordinate Location of Copper-Gold zone Intersections

HOLE	From	To	Core Length meters(1)	East meters(2)	North meters(2)	Depth meters(3)
DUB249DPN	1226.20	1227.00	0.80	426744	6081303	-1220

DUB252	1138.60	1139.35	0.75	426838	6081303	-1123
and
DUB252	1175.09	1175.29	0.20	426835	6081224	-1159

DUB263W03	1255.36	1288.14	32.78	426793	6081490	-1253
includes
	1267.24	1278.82	11.58	426792	6081489	-1254
	1270.00	1271.00	1.00	426792	6081489	-1254

DUB263W05	1261.68	1292.62	30.94	426792	6081508	-1258

DUB252W02	1125.00	1126.00	1.00	426817	6081202	-1099

DUB263W01	1275.00	1276.00	1.00	426836	6081476	-1230

DUB246DPN	1215.00	1216.00	1.00	426763	6081375	-1207

DUB263W04	1260.00	1261.00	1.00	426838	6081431	-1232

DUB265	1385.00	1386.00	1.00	426861	6081635	-1369

DUB266	1275.00	1276.00	1.00	426919	6081469	-1259

(1)	Lengths are core lengths and not true thicknesses.
(2)	Coordinates are stated in UTM NAD83 Zone 14
(3)	Depth is vertical distance from the collar of the hole to the center of the intersection.

Work continues at Lalor on a priority basis to delineate and confirm the continuity between intersections in the Gold zone and on completion of the pre-feasibility study. HudBay’s board of directors has approved total exploration expenditures of $41.7 million in 2010, of which approximately $6.8 million will be dedicated to the Chisel Basin.

ABOUT LALOR

The Lalor deposit was discovered in March 2007. The deposit is located in the Chisel Basin portion of the Flin Flon Greenstone Belt and is believed to be the largest VMS deposit found in this region to date.

Zinc rich base metal zone: Mineralization occurs in six separate stacked lenses of zinc rich polymetallic near solid to solid sulphide mineralization approximately 570 meters to 1,170 meters below surface. In October 2009 an Indicated Resource of 12.3MT 1.6 g/t Au, 24.2 g/t Ag, 0.66% Cu, 8.70% Zn, and an Inferred Resource of 5.0MT 1.4 g/t Au, 25.5 g/t Ag, 0.57% Cu, 9.39% Zn were disclosed.

Gold zone: Low sulphide precious metal intersections associated with chalcopyrite and galena. In January 2009, HudBay reported the discovery of a new gold zone with the potential to have principal credits derived from gold mining and on October 8, 2009 announced a conceptual estimate of the potential gold zone, interpreted as five discrete mineralized lenses that can contact the near solid sulphide zinc rich mineralization.

Copper-Gold zone: Disseminated to near solid chalcopyrite with lesser pyrrhotite and minor pyrite, sphalerite and galena located to the north of Gold zone 27 at approximately 15 to 20 degrees down plunge and at vertical depths of between 1,200 and 1,300 meters.

For more details on the Lalor deposit, including the resource estimate for the zinc-rich base metals zone and the conceptual estimate of the potential Gold zone, please refer to the NI 43-101 compliant technical report for Lalor dated October 8, 2009 and the company’s September 22, 2009 and October 8, 2009 news releases, available at www.SEDAR.com.

The Lalor deposit is approximately 15 kilometers from HudBay’s concentrator in Snow Lake, Manitoba, an area that is a significant past producer of gold. The ongoing evaluation, exploration and development of the Lalor deposit is a primary focus for the company, as the Lalor deposit could be of significant financial benefit to HudBay and support substantial long term activity in the Snow Lake area.

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News Release 2009-44: HudBay Updates Drilling on Copper-Gold Zone at the Lalor Deposit

Conference Call and Webcast

W. Warren Holmes, executive vice chairman, Tom Goodman, senior vice president, operations, David S. Bryson, senior vice president and chief financial officer, and Cashel Meagher, director, exploration and technical services will host a conference call to provide a market update on the Lalor project on Thursday, December 17 2009. The conference call and webcast details are as follows:

Date:	Thursday, December 17, 2009
Time:	5:30 p.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3414 or 1-800-814-4859
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4193048#

The conference call replay will be available until midnight (Eastern Time) on December 24, 2009. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX:HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

QUALITY ASSURANCE AND QUALITY CONTROL

Exploration core drilling was NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s Hudson Bay Mining and Smelting Co., Limited (HBMS) subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying at Acme Analytical Laboratories Ltd., an independent company in Vancouver, B.C., or the HBMS assay laboratory. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250 gram sample, 30 grams was removed for gold determination by fire assaying with an ICP-AES or gravimetric finish at the Acme laboratory or an Atomic Absorption or gravimetric finish at the HBMS laboratory.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected that was check assayed at a different laboratory, either the HBMS laboratory in Flin Flon or at the Acme laboratory in Vancouver, B.C. This news release provides core lengths and estimates of vertical thickness only. True widths are not provided. Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

QUALIFIED PERSON

The data herein and the contents of this news release have been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s interpretation of exploration results at Lalor, mineral resource estimates and potential plans for Lalor as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking

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News Release 2009-44: HudBay Updates Drilling on Copper-Gold Zone at the Lalor Deposit

terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2008 for HudBay Minerals Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

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News Release 2009-44: HudBay Updates Drilling on Copper-Gold Zone at the Lalor Deposit